Exhibit 99.1

FORM 51-102F3
Material Change Report

Item 1                     Name and Address of Company

IMRIS Inc. (the “Company”)
100 - 1370 Sony Place
Winnipeg, Manitoba
Canada, R3T 1N5

Item 2                     Date of Material Change

October 3, 2011

Item 3                     News Release

News release attached as Schedule “A” was disseminated on October 3, 2011 via Canada NewsWire.

Item 4                     Summary of Material Change

On October 3, 2011, the Company announced the retirement of the Company’s Chief Operating Officer, Ed Richmond effective October 3, 2011.

Item 5                     Full Description of Material Change

5.1           Full Description of Material Change

See news release attached hereto as Schedule “A” dated October 3, 2011.

5.2           Disclosure for Restructuring Transactions

Item 6                     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7                     Omitted Information

N/A.

Item 8                     Executive Officer

Name of Executive Officer:	Kelly McNeill

Title:	Executive Vice President Finance & CFO

Telephone Number:	(204) 480-7090

Item 9                     Date of Report

October 12, 2011

SCHEDULE A

FOR IMMEDIATE RELEASE

IMRIS ANNOUNCES RETIREMENT OF CHIEF OPERATING OFFICER

Winnipeg, Manitoba, October 3, 2011 -- IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today announced the retirement of the Company’s Chief Operating Officer, Ed Richmond.

Mr. Richmond joined IMRIS in 2006 as Vice President of Operations and subsequently went on to be Executive Vice President Customer Solutions, before being appointed Chief Operating Officer in 2009.

Mr. Richmond’s retirement is effective October 3, 2011.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

For further information, please contact:

Brad Woods
Director Investor Relations & Corporate Communications
IMRIS Inc.
Tel: 204-480-7094
Email: bwoods@imris.com